May 4, 2026

Thrivent ETF Trust

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 11 under the Securities Act of 1933, as amended, and Amendment No. 15 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of Thrivent ETF Trust (the “Trust”) for the registration of an indefinite number of shares of beneficial interest (the “Shares”) of each of Thrivent International Large Cap ETF and Thrivent International Small Cap ETF (each, a “Fund” and collectively the “Funds”), each a series of the Trust.

In connection with this opinion, we have examined the following documents:

(a)

a copy of the Declaration of Trust of the Trust (the “Declaration of Trust”), dated September 2, 2021, as well as Amendment No. 1 to the Declaration of Trust, dated August 21, 2024, each on file at the office of the Secretary of the Commonwealth of Massachusetts;

(b)	a copy of the Bylaws of the Trust (the “Bylaws”), as well as Amendment No. 1 to the Bylaws, dated August 21, 2024; and

(c)	such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

In all cases, we have assumed the authenticity of original documents and the conformity to authentic originals of all copies examined by us. In addition, we have also assumed the genuineness of all signatures and the legal capacity of all natural persons. We have also relied, without independent verification, upon certificates of officers of the Trust.

We assume that appropriate action has been taken to register or qualify the sale of the Shares of each Fund under any applicable state and federal laws regulating offerings and sales of securities. We have also assumed that each of the Shares of each Fund will be sold by the Fund for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares of the applicable Fund.

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Based upon and subject to the foregoing, we are of the opinion that the Shares of each Fund being registered have been duly authorized under Massachusetts law and when sold will be validly issued, fully paid, and nonassessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification solely out of the property of the applicable series for all loss and expense of any shareholder of such series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP
Ropes & Gray LLP